Arf 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16309

02019913

RECEIVED MAR 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Havkit Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

64-31 Ellwell Crescent
(No. and Street)

Rego Park (City) New York (State) 11374 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kaplan (718) 897-8552
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graff, Roger S.
(Name — *if individual, state last, first, middle name*)

27 Concord Road (Address) Port Washington (City) NY (State) 11050 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Kaplan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Havkit Corporation, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of New York
County of New York

"Subscribed and sworn to before me this 21 day of February 2002"

Notary Public

Signature

President
Title

NOTARY SUSAN G. BROOKS
PUBLIC, State of New York
No. 31-4636062
Qualified in New York County
Commission Expires January 31, ~~19~~ 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAVKIT CORP.

FINANCIAL REPORT

DECEMBER 31, 2001

HAVKIT CORP.

FINANCIAL REPORT

DECEMBER 31, 2001

TABLE OF CONTENTS:

ROGER S. GRAFF
CERTIFIED PUBLIC ACCOUNTANT
27 CONCORD ROAD
PORT WASHINGTON, N. Y. 11050
(516) 944-8558

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL

To the Board of Directors
of Havkit Corp.
c/o David Kaplan
64-31 Ellwell Crescent
Rego Park, NY

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of Havkit Corporation (the Company) for the year ended December 31, 2001, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17-a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Certified Public Accountant
(New York)

Port Washington, NY
February 14, 2002

HAVKIT CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
EXHIBIT "A"

ASSETS:	
Cash	$ 25,383
Receivable from brokers and dealers	1,942
Market value of firm investments	368,122
Fixed assets - net of depreciation	1,495
Other assets	26,100
Prepaid taxes	8,000
Total Assets	$431,042
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Accounts and Taxes Payable	$ 1,070
Total Liabilities	$ 1,070
Stockholder's Equity:	
Common Stock $.01 par value - Authorized 2,000,000 shares; Issued and outstanding 889,845 shares	$ 8,898
Additional paid in capital	47,742
Retained earnings	373,332
Total Liabilities and Stockholder's Equity	$431,042

NOTES TO STATEMENT OF FINANCIAL CONDITION:

Note 1: Significant Accounting Policies:
Security transactions and related revenue and expenses are recorded on a trade date basis. Securities owned by the Company are stated at market value.

Note 2: Net Capital Requirement:
The capital ratio as independently computed by our auditor was .28% versus an allowable maximum of 1500% under the existing rules of the Securities and Exchange Commission. The Company's Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission was $100,000 whereas the Net Capital as computed was $384,984 leaving a capital in excess of requirements of $284,984.

Note 3: The Firm's office lease expires August 31, 2002; with an option to renew, the monthly rent being $900, or $10,800 per year.

Note 4: Financial Instruments With Off-Balance Sheet Credit Risk:

As a securities broker, the Firm is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Firm's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Firm introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Firm's exposure to credit risk associates with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to such non-performance by its customers. The Firm seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 5: A deferred tax is computed on the unrealized profit on the markup of firm securities.

A copy of the Company's statement of financial condition as of December 31, 2001, pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's office and at the Regional Office of the Securities and Exchange Commission.

HAVKIT CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

EXHIBIT "B"

INCOME:

Commission on securities transactions		$ 7,839
Trading and investment profit		42,418
Other income		24,029
Consulting		36,666
		$110,952

EXPENSES:

Rent		$ 9,855
Regulatory fees and expenses		1,160
Other expenses		26,608
Taxes other than income		(56)
Provision for Pension		900
		$ 38,467
Net Income Before Income Taxes		$ 72,485
Provision for Income Taxes	$ 7,196	
Deferred Tax on Unrealized Gain	13,000	(20,196)
Net Income After Allowance for Income Taxes		$ 52,289

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

EXHIBIT "C"

	Common Stock .01 Par Value	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2001	$ 8,898	$ 47,742	$322,043	$378,683
Profit for the Year			52,289	52,289
Prior Year Adjustment			(1,000)	(1,000
Balances, December 31, 2001	$ 8,898	$ 47,742	$373,332	$429,972

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

STATEMENT OF CHANGES IN SUBORDINATED ACCOUNTS

FOR THE YEAR ENDED DECEMBER 31, 2001

EXHIBIT "D"

N

O

N

E

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE "E"

Cash Flows from Operating Activities:	
Net Income	$ 52,289
Non-cash Items Included in Net Income: Depreciation	1,350
Decrease in Receivable from brokers and dealers	733
Decrease in Accounts Receivable - Other	104,702
Decrease in market value of firm securities	198,417
Decrease in Other Assets	12,700
Prepaid Taxes	(8,000)
Decrease in Operating Liabilities: Accounts and taxes payable	(351,127)
Prior Year Adjustment	(1,000)
Cash Flows from Operating Activities	10,064
Net Increase in Cash	10,064
Cash at Beginning of Year	15,319
Cash at End of Year	$ 25,383

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

NET CAPITAL COMPUTATION

DECEMBER 31, 2001

SCHEDULE "1"

CREDIT FACTORS:

Stockholder's Equity		$429,972
Total Credit Factors		

DEBIT FACTORS:

Unallowable Asset	$ 37,525	
Capital charges pursuant to SEC Rule 15c3-1:		
Haircuts on Firm Securities	7,463	
Total Debt Factors		$ 44,988
Net Capital		$384,984
Less: 6 2/3% of aggregate indebtedness or $100,000 whichever is greater		100,000
REMAINDER: Capital in excess of SEC Rule 15C3-1 requirements		$284,984

CAPITAL RATIO: Maximum allowance 1500%

Aggregate Indebtedness Divided by	1,070	= .28%
Net Capital	$384,984	

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

NET CAPITAL COMPUTATION

DECEMBER 31, 2001

SCHEDULE "2"

Capital per Focus	$385,785
Add: Audit Adjustment	30,000
	$415,785
Deduct: Unallowable Asset included in Above Adjustment	30,800
Breakage	1
Net Capital per Report	$384,984

The accompanying notes are an integral part of this statement.

ROGER S. GRAFF
CERTIFIED PUBLIC ACCOUNTANT
27 CONCORD ROAD
PORT WASHINGTON, N. Y. 11050
(516) 944-6558

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors
of Havkit Corp.

I have audited the accompanying statement of financial condition of Havkit Corp. as of December 31, 2001, and the related statements of income, statement of changes in corporation capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes the assessing of the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Havkit Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roger S. Graff

Certified Public Accountant (NY)

February 14, 2001